
09012176

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission file number 1-14667

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WaMu Savings Plan
1301 Second Avenue, WA1-3418
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1301 Second Avenue, WMC3601
Seattle, Washington 98101

Total number of pages is 29
Exhibit Index is on page 28

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2008 AND 2007,
AND SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2008, AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Washington Mutual, Inc.
WaMu Savings Plan

We have audited the accompanying statements of net assets available for benefits of the WaMu Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan has adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

Moss Adams LLP

Everett, Washington
June 29, 2009

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Participant directed investments, at fair value	$ 1,140,901,773	$ 2,093,846,423
Cash equivalents	608,390	
Receivables:		
Participant contributions	-	16,430
Employer contributions	-	7,901
Interest and dividends	391,209	-
Other receivables	89,201	-
Due from broker for securities sold	7,653,652	228,806
Total receivables	8,134,062	253,137
TOTAL ASSETS	1,149,644,225	2,094,099,560
LIABILITIES:		
Accrued expenses	1,588,340	34,000
Due to broker for securities purchased	2,631,379	10,752
TOTAL LIABILITIES	4,219,719	44,752
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	1,145,424,506	2,094,054,808
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,169,813	1,975,555
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,156,594,319	$ 2,096,030,363

See notes to financial statements.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Investment income (loss):		
Net appreciation/(depreciation) in fair value (except where noted) of investments		
Common/collective trust at contract value	$ 1,750	$ 2,335
Common/collective trusts	(132,408,210)	-
Washington Mutual, Inc. common stock	(128,366,012)	(237,143,081)
Registered Investment Companies	(181,547,085)	(58,487,809)
Equity (Common/Preferred Stock and Exchange Traded Funds)	(234,361,524)	3,353,311
Other	(480,680)	(87,038)
Interest and dividend income	20,669,171	200,557,721
	(656,492,590)	(91,804,561)
Contributions:		
Participant	138,800,764	173,656,254
Employer	62,881,926	74,328,546
Rollovers	6,053,394	11,850,764
	207,736,084	259,835,564
	(448,756,506)	168,031,003
Deductions from net assets attributable to:		
Benefits paid to participants	(486,097,708)	(335,324,758)
Administrative expenses	(4,581,830)	(441,699)
	(490,679,538)	(335,766,457)
NET CHANGE	(939,436,044)	(167,735,454)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	2,096,030,363	2,263,765,817
End of the year	$ 1,156,594,319	$ 2,096,030,363

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the WaMu Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, and employer matching contributions. All employees of Washington Mutual, Inc. ("WMI") and its participating subsidiaries, including Washington Mutual Bank ("WMB"), are eligible to participate in the Plan immediately following their employment, but must meet additional criteria to be eligible for employer matching contributions. The Plan was frozen with respect to participation and contributions by WMI employees as of January 1, 2009.

On September 25, 2008, the Director of the Office of Thrift Supervision appointed the Federal Deposit Insurance Corporation (the "FDIC") as receiver for WMB. Immediately after its appointment as receiver, the FDIC sold most of WMB's assets to JPMorgan Chase Bank, National Association ("JPMorgan Chase Bank, N.A."), a wholly-owned bank subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). Simultaneously with the sale of WMB's assets to JPMorgan Chase, employees of WMB and its subsidiaries were terminated by WMB and were immediately rehired by JPMorgan Chase (the "Heritage WMB employees"). Subsequent to September 25, 2008, Heritage WMB employees continued to participate in the Plan, continued to defer wages into the Plan, and continued to receive employer matching contributions, which were funded by JPMorgan Chase. See Note 11, Subsequent Event, for further information.

The Plan is sponsored by WMI, and is administered by the Human Resources Committee (the "Committee") of the Board of Directors of WMI. The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of WMI and JPMorgan Chase to perform the daily administrative functions pertaining to the operation of the Plan. The Committee has also delegated its duties with respect to Plan investments to the Plan Investment Committee (the "PIC").

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 75% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). Effective January 1, 2008, the Plan was amended to permit participants to make Roth 401(k) elective deferrals to the Plan. Participants age 50 or older may make catch-up contributions, subject to the limitations of the IRC. Beginning on the first day of the month after completion of 12 months of service, participant contributions are 100% matched by the employer on the first 3% of eligible pay contributed by the participant plus 50% on the next 2% contributed. Matching contributions are made each pay period. Matching contributions are intended to qualify as a safe harbor matching contribution under the IRC. All participants may also contribute amounts representing distributions from other qualified plans to the Plan.

Effective May 1, 2009, employer matching contributions were discontinued.

Auto Enrollment: Effective January 1, 2008, the Plan was amended to provide for automatic enrollment for all new and rehired employees. Upon auto enrollment, new hire contributions are invested in the LifePath Funds unless another investment option is chosen. Contributions for auto enrolled rehired employees are invested according to their most recent investment elections on record or to the LifePath funds if there is no investment election on record. Effective April 1, 2009, auto enrollment was discontinued.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of employer contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds relative to the account balances of all participants.

Vesting: Participants are vested immediately in their contributions, post-2003 matching contributions and earnings thereon. Vesting in the Company's pre-2004 matching and profit sharing contribution accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
Less than 2	0%
2, but less than 3	25%
3, but less than 4	50%
4, but less than 5	75%
5 or more	100%

Account balances related to acquired plans will continue to vest in accordance with the provisions of the relevant predecessor plans.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65. See Note 11, Subsequent Event for further information.

Investment Options: Upon the enactment of the Pension Protection Act of 2006, the Committee requested a complete evaluation of fund performance and expenses to ensure that participants continue to have an appropriate range of investment choices. In 2007, the PIC engaged a nationally respected consulting firm to perform a comprehensive review of the core investment options in the Plan. In March 2008, based on this review, the PIC implemented a new investment structure featuring separate accounts and target date funds offered by a broad group of professional investment managers. The new investment options will continue to allow participants to sufficiently diversify their portfolios and tailor their plan investments to their financial objectives, while offering lower overall expenses.

Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions daily and there are no restrictions on how often participants can transfer account balances. In addition, there is no minimum investment required for any of the funds. Effective October 1, 2008, contributions were no longer allowed into Washington Mutual, Inc. common stock.

Managed Income Portfolio II (Stable value fund)
Core Plus Fixed Income Fund
LifePath Funds
S&P 500 Equity Index Fund
Large Cap Value Equity Fund
Large Cap Growth Equity Fund
Small/Mid Cap Value Equity Fund
Small/Mid Cap Growth Equity Fund
International Equity Fund
Washington Mutual, Inc. Common Stock
Self Directed Brokerage Accounts

Participant Loans: A participant is permitted to borrow up to the lesser of 50% of his vested account balance or $50,000 subject to a minimum amount of $1,000. Terms of the loans are between one and five years (except for certain participant loans that were transferred to the Plan as a result of plan mergers). Only one outstanding loan is allowed at any time for each participant. Participant loans can be funded with both employee and employer contributions. Loans are secured by the vested account balances.

Loans originated under the WaMu Savings Plan bear interest at a rate equal to prime rate (as published in the Wall Street Journal) plus 1% in effect as of the first day of each calendar quarter. The Plan also has fixed rate loans outstanding inherited from other savings plans due to acquisitions that have interest rates grandfathered under the plan's original plan documents. As of December 31, 2008, the range of interest rates was from 5.0% - 11.0%. Principal and interest is repaid through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Participant Fees: The PAC is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the PAC is authorized and directed to charge a fee to each participant who receives a distribution or obtains a loan from the Plan. The PAC may determine the fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

Forfeitures: Forfeitures of non-vested employer contributions for terminated participants have been used to reduce employer contributions or pay plan expenses. At December 31, 2008 and 2007, the forfeiture balance totaled $905,964 and $9,191,407, respectively.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, investment management fees and recordkeeper fees are paid by the Plan except to the extent they are paid from participant accounts. Transaction fees for BrokerageLink, trading the Washington Mutual, Inc. Common Stock fund and loan set up and maintenance are paid by the participants. The total administrative expenses paid from the Plan amounted to $4,581,830 and $441,699 in 2008 and 2007, respectively. The increase in administrative expenses in 2008 was primarily due to management fees paid for the separately managed accounts and target date funds introduced in 2008 as part of the new investment structure.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain amounts in prior years have been reclassified to conform to the 2008 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation: All investments are recorded at fair value in these financial statements. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 157, *"Fair Value Measurements"*, which was effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The Plan adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Plan's net assets available for benefits or on the changes in net assets available for benefits. For information related to the Plan's valuation methodologies under SFAS 157, see Note 3 of these financial statements.

Fully Benefit-Responsive Investment Contracts: As required by FASB Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*", the Statement of Net Assets Available for Benefits presents the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Recently Issued Accounting Standards: In October 2008, the FASB issued FSP FAS 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*", which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have an impact on the Plan's Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements Not Yet Adopted: In April 2009, the FASB issued FSP FAS 157-4, "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*". The FSP provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly declined. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The application of the FSP is not expected to have an impact on the Plan's Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits

NOTE 3: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which was effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Specifically, SFAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three-level hierarchy for fair value measurements based upon the reliability of inputs to the valuation of an asset or liability as of the measurement date;
- Eliminates large position discounts for financial instruments quoted in active markets; and
- Expands disclosures about instruments measured at fair value.

Determination of Fair Value: The following is a description of the Plan's valuation methodologies used for assets measured at fair value. Such valuation methodologies were applied to all of the assets carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices in an active market, where available. If listed prices or quotes are not available, fair value may be based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity of the investment. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy: SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Washington Mutual Inc. and other common stocks
Washington Mutual, Inc. common stock is valued at the closing price reported for the Over the Counter market and classified within level 1 of the valuation hierarchy. Other common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

Common/collective trust funds
These investments are valued using the Net Asset Value ("NAV") of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The net asset value of a collective investment fund is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective investment fund is classified within level 2 of the valuation hierarchy.

The Fidelity Management Trust Company Managed Income Portfolio II ("MIP II") is a fully benefit-responsive stable value fund held in a collective trust. The investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the wrapper contract at December 31, 2008 was $256,000 and not considered significant to the overall investment valuation. Accordingly, the investment in the MIP II is classified within level 2 of the valuation hierarchy.

Registered investment companies (mutual funds)
These investments are public investment vehicles valued using the quoted NAV of shares held by the Plan at year end. Investments in registered investment companies are generally classified within level 1 of the valuation hierarchy.

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and Other
A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Such securities are classified within level 2 of the valuation hierarchy.

Loans to plan participants
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value. Although amortized cost is viewed as a proxy for fair value, there is no active market of Loans to plan participants; hence, such loans are classified within level 3 of the valuation hierarchy.

The following table presents by level within the fair value hierarchy, the Plan's assets at fair value as reported in the Statement of Net Assets Available for Benefits as "Participant directed investments" as of December 31, 2008:

December 31, 2008	Quoted market prices in active markets (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)	Total carrying value in the Statement of Net Assets Available for Benefits
Washington Mutual and other common and preferred stock and exchange traded funds	$ 354,594,775	$ 10,806,551	$ -	$ 365,401,326
Common/collective trust funds	-	636,438,700	-	636,438,700
Registered investment companies (mutual funds)	102,535,519	-	-	102,535,519
Loans to plan participants	-	-	32,455,066	32,455,066
Other	534,379	588,005	-	1,122,384
Sub total assets at fair value	457,664,673	647,833,256	32,455,066	1,137,952,995
Cash and Cash Equivalents	-	-	-	3,557,168
Total assets at fair value	$ 457,664,673	$ 647,833,256	$ 32,455,066	$ 1,141,510,163

Changes in level 3 recurring fair value measurements
The table below includes a rollforward of the balance sheet amounts as of December 31, 2008 (including the change in fair value), for financial instruments classified by the plan within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3, the determination is based upon the significance of the unobservable parameters to

the overall fair value measurement. However, level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (this is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

Fair value measurements using significant unobservable inputs

For the year ended December 31, 2008	Fair value January 1, 2008	Total realized/ unrealized gains/ (losses)	Purchases, issuances, settlements, net	Transfers in and/or out of level 3	Fair value, December 31, 2008	Change in unrealized gains and (losses) related to financial instruments at December 31, 2008
Loans to plan participants	$37,248,758	$ -	$(4,793,692)	$ -	$ 32,455,066	$ -
Total investments	$37,248,758	$ -	$(4,793,692)	$ -	$ 32,455,066	$ -

NOTE 4: INVESTMENTS CONTRACTS

The Fidelity Management Trust Company Managed Income Portfolio II (the "Portfolio") is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Portfolio seeks to earn a high level of income consistent with those objectives. The Portfolio holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments ("fully benefit-responsive").

As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The adjustment from fair value to contract value is based on the contract value as reported by AIG Financial Products Corporation, Chase Manhattan Bank, Monumental Life Insurance Company, Rabobank Nederland, and State Street Bank & Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE 5: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007:

	2008	2007
Washington Mutual, Inc. Common Stock*	$ -	$ 108,175,034
PVC Balanced Portfolio *	-	115,019,959
PIF Equity Income Fund*	-	260,397,611
PIF West Coast Equity Fund*	-	274,097,967
PIF Disciplined Large Cap Blend Fund*	-	268,979,661
Fidelity Managed Income Portfolio II, Class 3 Fund**	286,421,471	262,546,490
PIF Diversified International Fund*	-	123,630,080
BGI S&P 500 Index Fund	119,611,061	-

* Represents over 5% of assets in 2007 only.

** Contract value has been presented for the Fidelity Managed Income Portfolio II, Class 3 Fund, as it is the relevant measurement for financial statement purposes.

NOTE 6: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock, mutual funds or collective trusts managed by affiliates of Fidelity Management Trust Company ("Fidelity"), or other investment managers. Fidelity is the custodian of the Plan assets and, therefore, transactions with Fidelity qualify as party-in-interest transactions. The investment managers provide investment advice to the Plan and meet the ERISA definition of fiduciary and, therefore, fees paid to the investment managers for investment advice qualify as party-in-interest transactions. Administrative fees and investment management fees paid by the Plan to parties-in-interest offset by credits received from parties-in-interest amounted to $4,540,697 and $0 for the years ended December 31, 2008 and 2007, respectively.

NOTE 7: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8: TAX STATUS

WMI obtained a determination letter dated August 12, 2004 from the Internal Revenue Service ("IRS") stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, WMI believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. The Plan is currently undergoing an IRS audit and several administrative issues have been identified as a result of the audit. The issues are in the process of being corrected and management does not believe these issues will affect the Plan's tax-exempt status. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 9: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across the different investment strategies.

NOTE 10: CONTINGENT LIABILITIES AND OTHER MATTERS

ERISA Complaint: Beginning in November 2007, WMI, certain members of the Human Resources Committee of WMI's Board of Directors, and certain members of the Plan's Investment and Administration Committees were named as defendants in a series of class actions brought on behalf of participants and beneficiaries of the Plan who owned WMI common stock in the Plan during the period October 19, 2005 through the filing of the complaints. The plaintiffs alleged that the defendants breached their fiduciary responsibilities under ERISA essentially by failing to warn Plan participants of the risks of investing in WMI common stock and by continuing to allow Plan participants to invest in WMI common stock. The actions were consolidated, and a consolidated first amended complaint was filed on August 5, 2008. A consolidated second amended complaint was filed on February 18, 2009. The consolidated second amended complaint dropped WMI as a defendant and added JPMorgan Chase Bank, N.A. as a defendant. It is not currently possible to determine what, if any, impact these proceedings may have on the Plan.

The Plan is a party to certain pending legal proceedings and claims from time to time. Although the outcome of such actions cannot be determined with certainty, the Plan Administrator is of the opinion that the final outcome of any of these actions should not have a materially adverse effect on the Plan's net assets available for benefits or changes in net assets available for benefits. Accordingly, no accrual has been made under the provisions of SFAS 5, "*Accounting for Contingencies*", for the above-mentioned or any other litigation-related liabilities.

NOTE 11: SUBSEQUENT EVENT

On June 19, 2009, WMI filed a motion with the United States Bankruptcy Court for the District of Delaware for the approval of a compromise and settlement between WMI and JPMorgan Chase Bank, N.A. that resolves a dispute regarding the sponsorship of the WaMu Savings Plan. The agreement stipulates, among other things, that WMI will amend the Plan to reflect JPMorgan Chase becoming a contributing employer effective as of September 25, 2008, WMI will transfer sponsorship of the Plan to JPMorgan Chase, WMI will amend the Plan to fully vest all participants who were actively employed by WMI or any of its affiliates on or after January 1, 2008, and JPMorgan Chase will be responsible for correcting operational and form defects, if any, in the administration of the Plan. The motion is currently scheduled for hearing before the Bankruptcy Court on July 27, 2009.

NOTE 12: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per financial statements	$ 1,156,594,319	$ 2,096,030,363
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,169,813)	(1,975,555)
Less: Benefit claims payable included on Form 5500	(544,205)	-
Net assets available for benefits per the Form 5500	$ 1,144,880,301	$ 2,094,054,808

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net change in assets available for benefits per financial statements	$ (939,436,044)	$ (167,735,454)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,194,258)	1,048,593
Adjustment for benefit claims payable	(544,205)	-
Total net loss per the Form 5500	$ (949,174,507)	$ (166,686,861)

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

EIN: 91-1653725
PLAN #: 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	COMMON STOCK			
	AARON RENTS INC	14,060 shares	**	$ 374,277.00
	ABERCROMBIE & FITCH CL A	3,077 shares	**	70,986.00
	ACERGY SA SPON ADR	87,500 shares	**	505,750.00
	ACUITY BRANDS INC	9,600 shares	**	335,136.00
	ADC TELECOM INC	36,165 shares	**	197,823.00
	ADVANCED ENERGY INDU INC	13,790 shares	**	137,210.00
	AEGON NV	88,955 shares	**	562,181.00
	AEROPOSTALE INC	22,720 shares	**	365,792.00
	AEROVIRONMENT INC	28,180 shares	**	1,037,306.00
	AFFILIATED MANAGERS GRP	27,810 shares	**	1,165,795.00
	AGL RESOURCES INC	7,908 shares	**	247,916.00
	AGRIUM INC (USD)	11,150 shares	**	380,549.00
	AIR GAS INC	33,275 shares	**	1,297,393.00
	AKZO NOBEL NV	11,877 shares	**	488,351.00
	ALASKA AIR GROUP INC	13,000 shares	**	380,250.00
	ALBEMARLE CORP	5,655 shares	**	126,106.00
	ALBERTO CULVER CO NEW	46,240 shares	**	1,133,342.00
	ALCATEL LUCENT SPON ADR	548,600 shares	**	1,179,490.00
	ALCOA INC	48,600 shares	**	547,236.00
	ALCON INC	3,600 shares	**	321,084.00
	ALEXANDRIA REAL ES EQ REI	2,570 shares	**	155,074.00
	ALEXION PHARMACEUTICALS	52,660 shares	**	1,905,766.00
	ALLEGIANT TRAVEL CO	38,706 shares	**	1,879,950.00
	ALLERGAN INC	8,400 shares	**	338,688.00
	ALLIANCE HEALTHCARE SERVICES INC	26,900 shares	**	214,393.00
	ALLIANZ SE (REGD)	6,953 shares	**	753,008.00
	ALLSTATE CORPORATION	31,700 shares	**	1,038,492.00
	AMBAC FINANCIAL GROUP INC	7,342 shares	**	9,545.00
	AMEDISYS INC	19,540 shares	**	807,784.00
	AMERICAN EXPRESS CO	22,600 shares	**	419,230.00
	AMERICAN FINL GROUP OHIO	11,786 shares	**	269,664.00
	AMERICAN ITALIAN PAS CL A	19,642 shares	**	438,802.00
	AMERICAN PUBLIC EDUCATION	19,275 shares	**	716,838.00
	AMERICAN SCIENCE & ENGR	3,510 shares	**	259,600.00
	AMERICAN TOWER CORP CL A	11,600 shares	**	340,112.00
	AMERIGROUP CORP	5,448 shares	**	160,280.00
	ANGLO AMER PLC (UK)	14,881 shares	**	335,727.00
	ANGLOGOLD ASHANTI SPON AD	25,000 shares	**	692,750.00
	ANHEUSER BUSCH INBEV NV	33,152 shares	**	767,683.00
	ANSYS INC	32,980 shares	**	919,812.00
	ANWORTH MTG ASSET CORP	37,450 shares	**	240,803.00
	APOLLO GROUP INC CL A	9,940 shares	**	761,603.00
	APPLE INC	6,400 shares	**	546,240.00
	ARCH CAPITAL GROUP LTD	5,520 shares	**	386,952.00
	ARGON ST INC	13,100 shares	**	247,066.00
	ARIBA INC	27,250 shares	**	196,472.00
	ARROW ELECTRONICS INC	44,439 shares	**	837,231.00
	ASPEN INSURANCE HLDGS LTD	4,490 shares	**	108,883.00
	ASSA ABLOY AB SER B	29,159 shares	**	329,655.00
	ASSOCIATED BANC CORP	11,956 shares	**	250,239.00
	ASTELLAS PHARMA INC	16,100 shares	**	644,177.00
	ATHENAHEALTH INC	59,645 shares	**	2,243,845.00
	ATHEROS COMM INC	27,220 shares	**	389,518.00
	ATMEL CORP	20,037 shares	**	62,716.00
	AVIVA PLC	109,017 shares	**	620,445.00
	AVNET INC	33,700 shares	**	613,677.00
	AVOCENT CORP	17,370 shares	**	311,097.00
	AXA SA	27,868 shares	**	628,485.00
	AXSYS TECHNOLOGIES INC	5,277 shares	**	289,496.00
	BANCO SANTANDER SA (SPAIN	73,883 shares	**	717,151.00
	BANK OF AMERICA CORPORATION	252,000 shares	**	3,548,160.00
	BARD C R INC	6,890 shares	**	580,551.00
	BASF SE	18,484 shares	**	715,869.00
	BAXTER INTL INC	13,700 shares	**	734,183.00
	BE AEROSPACE INC	12,114 shares	**	93,157.00
	BED BATH & BEYOND INC	23,600 shares	**	599,912.00
	BELDEN INC	8,190 shares	**	171,008.00
	BENCHMARK ELECTRONICS INC	18,398 shares	**	234,942.00
	BGC PARTNERS INC CL A	15,301 shares	**	42,231.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

WaMu SAVINGS PLAN

EIN: 91-1653725

PLAN #: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	BHP BILLITON PLC	47,022 shares	**	887,933.00
	BIC	8,871 shares	**	510,083.00
	BILL BARRETT CORP	20,400 shares	**	431,052.00
	BIOMARIN PHARMACEUTICAL	35,270 shares	**	627,806.00
	BIOMED REALTY TRUST INC	6,913 shares	**	81,020.00
	BJ'S RESTAURANTS INC	21,905 shares	**	235,917.00
	BLACKROCK INC	3,800 shares	**	509,770.00
	BNP PARIBAS (FRAN)	2,910 shares	**	122,944.00
	BP PLC	111,405 shares	**	872,873.00
	BRASIL TELECOM PART SPON	10,165 shares	**	393,368.00
	BRISTOL-MYERS SQUIBB CO	59,700 shares	**	1,388,025.00
	BROCADE COMM SYS	120,400 shares	**	337,120.00
	BROOKS AUTOMATION INC	3,210 shares	**	18,650.00
	BROWN SHOE CO INC	14,250 shares	**	120,698.00
	BT GROUP PLC	295,688 shares	**	603,572.00
	BUCKLE INC (THE)	5,000 shares	**	109,100.00
	BUCYRUS INTERNATIONAL INC	19,205 shares	**	355,677.00
	BURBERRY GROUP PLC	100,271 shares	**	324,477.00
	CA INC	274,800 shares	**	5,092,044.00
	CALAMOS ASSET MGMT CL A	16,080 shares	**	118,992.00
	CALGON CARBON	19,900 shares	**	305,664.00
	CALLAWAY GOLF CO	11,565 shares	**	107,439.00
	CAPELLA EDUCATION CO	15,758 shares	**	925,940.00
	CARDIONET INC	10,800 shares	**	266,220.00
	CARNIVAL CORP PAIRED CTF	14,600 shares	**	355,072.00
	CARRIZO OIL & GAS INC	28,085 shares	**	452,169.00
	CARTERS INC	40,496 shares	**	779,953.00
	CASEY GENERAL STORES	4,500 shares	**	102,465.00
	CASINO GUICHARD PERRACHON	7,608 shares	**	576,976.00
	CAVIUM NETWORKS INC	10,600 shares	**	111,406.00
	CBIZ INC	7,299 shares	**	63,136.00
	CEC ENTERTAINMENT INC	6,809 shares	**	165,118.00
	CENTRAL PACIFIC FIN CORP	13,031 shares	**	130,831.00
	CENTURY ALUMINUM COMPANY	22,200 shares	**	222,000.00
	CEPHALON INC	4,700 shares	**	362,088.00
	CF INDUSTRIES HOLDINGS INC	918 shares	**	45,129.00
	CH ROBINSON WORLDWIDE INC	21,465 shares	**	1,181,219.00
	CHART INDUSTRIES INC	24,595 shares	**	261,445.00
	CHATTEM INC	5,800 shares	**	414,874.00
	CHILDRENS PL RETAIL STORE	6,150 shares	**	133,332.00
	CHINA COSCO HLDGS CO H	348,500 shares	**	242,365.00
	CHINA PETROL & CHEM H	398,900 shares	**	245,185.00
	CHIPOTLE MEXICAN GRILL CL B	20,910 shares	**	1,197,934.00
	CHIPOTLE MEXICAN GRILL CL A	7,995 shares	**	495,530.00
	CINCINNATI BELL INC	35,435 shares	**	68,390.00
	CINEMARK HOLDINGS INC	13,370 shares	**	99,339.00
	CISCO SYSTEMS INC	46,700 shares	**	761,210.00
	CITIGROUP INC	260,300 shares	**	1,746,613.00
	CITRIX SYSTEMS INC	22,750 shares	**	536,218.00
	CLEAN HARBORS INC	3,900 shares	**	247,416.00
	CLECO CORP	9,980 shares	**	227,843.00
	COCA COLA CO	39,100 shares	**	1,770,057.00
	COGENT INC	13,500 shares	**	183,195.00
	COGNIZANT TECH SOLUT CL A	85,470 shares	**	1,543,588.00
	COHERENT INC	18,300 shares	**	392,718.00
	COINSTAR INC	44,330 shares	**	864,878.00
	COLLECTIVE BRANDS INC	26,530 shares	**	310,932.00
	COMERICA INC	17,600 shares	**	349,360.00
	COMMERZBANK AG	37,901 shares	**	351,485.00
	COMMSCOPE INC	8,753 shares	**	136,022.00
	COMMUNITY BANK SYS INC	15,720 shares	**	383,411.00
	COMPASS MINERALS INTL INC	6,760 shares	**	396,542.00
	COMPELLENT TECH INC	18,200 shares	**	177,086.00
	COMPLETE PRODUCTION SERVC	13,520 shares	**	110,188.00
	COMSTOCK RESOURCES NEW	13,320 shares	**	629,370.00
	COMTECH TELECOM NEW	6,260 shares	**	286,833.00
	CONCHO RESOURCES INC	26,190 shares	**	597,656.00
	CONCUR TECHNOLOGIES INC	33,010 shares	**	1,083,388.00
	CONMED CORP	11,780 shares	**	282,013.00
	CONSECO INC	138,600 shares	**	717,948.00
	CONSOLIDATED GRAPHICS INC	8,138 shares	**	184,244.00

* A party-in-interest as defined by ERISA

** Information not required as investments are participant directed

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	CONTINENTAL AIRLINES CL B	11,211 shares	**	202,471.00
	CONTINENTAL RES OKLA	18,100 shares	**	374,851.00
	CORRECTIONS OF AMERICA	95,765 shares	**	1,566,716.00
	COSCO CORP SINGAPORE LTD	288,000 shares	**	190,995.00
	CRACKER BARREL OLD CTRY S	5,539 shares	**	114,048.00
	CRH PLC	18,787 shares	**	468,364.00
	CURTISS WRIGHT CORPORATIO	1,960 shares	**	65,444.00
	CVS CAREMARK CORP	27,100 shares	**	778,854.00
	CYBERSOURCE CORP	38,850 shares	**	465,812.00
	CYPRESS SEMICONDUCTOR	10,320 shares	**	46,130.00
	DAITO TRUST CONSTRUCTION	16,200 shares	**	835,668.00
	DANAHER CORP	18,000 shares	**	1,018,980.00
	DANSKE BK AS	35,800 shares	**	349,347.00
	DATA DOMAIN INC	19,037 shares	**	357,896.00
	DEAN FOODS CO	6,817 shares	**	122,501.00
	DECKERS OUTDOOR CORP	7,370 shares	**	588,642.00
	DELTA AIR INC	21,867 shares	**	250,596.00
	DENBURY RESOURCES INC	49,300 shares	**	538,356.00
	DEVRY INC	14,305 shares	**	821,250.00
	DG FASTCHANNEL INC	13,300 shares	**	165,984.00
	DIEBOLD INC	5,457 shares	**	153,287.00
	DIGITAL REALTY TRUST INC	3,850 shares	**	126,473.00
	DIME COMMUNITY BANCSHARES	8,860 shares	**	117,838.00
	DIODES INC	17,255 shares	**	104,565.00
	DOLBY LAB INC CL A	58,065 shares	**	1,902,209.00
	DOMTAR CORP	116,700 shares	**	194,889.00
	DUN & BRADSTREET DEL NEW	8,590 shares	**	663,148.00
	DYCOM INDUSTRIES INC	5,500 shares	**	45,210.00
	EASTMAN CHEMICAL CO	7,200 shares	**	228,312.00
	EBAY INC	108,900 shares	**	1,520,244.00
	ECOLAB INC	32,420 shares	**	1,139,562.00
	ELIZABETH ARDEN INC	41,300 shares	**	520,793.00
	EMBRAER (EMPR DE AER) SPO	59,600 shares	**	966,116.00
	EMC CORP	24,700 shares	**	258,609.00
	EMCOR GROUP INC	5,553 shares	**	124,554.00
	EMERGENT BIOSOL	9,160 shares	**	239,168.00
	ENCORE ACQUISITION CO	3,211 shares	**	81,945.00
	ENDO PHARMACEUTICALS HLDG	11,280 shares	**	291,926.00
	ENERGY CONVERSION DEVICES	10,890 shares	**	274,537.00
	ENI SPA	34,905 shares	**	843,931.00
	ENTERCOM COMM CORP CL A	12,300 shares	**	15,129.00
	ENTERGY CORP	17,400 shares	**	1,446,462.00
	ENTERTAINMENT PPTYS TR RE	2,310 shares	**	68,838.00
	EQUINIX INC	26,025 shares	**	1,384,270.00
	ESTERLINE TECH CORP	7,370 shares	**	279,249.00
	EURONET WORLDWIDE INC	63,740 shares	**	740,021.00
	EXCO RESOURCES INC	27,433 shares	**	248,543.00
	EXELON CORP	49,100 shares	**	2,730,451.00
	EXPEDITORS INTL OF WASH	15,050 shares	**	500,714.00
	EXXON MOBIL CORP	11,700 shares	**	934,011.00
	EZCORP INC CL A NON VTG	16,870 shares	**	256,593.00
	F5 NETWORKS INC	35,425 shares	**	809,816.00
	FACTSET RESEARCH SYS INC	17,825 shares	**	788,578.00
	FASTENAL CO	56,390 shares	**	1,965,192.00
	FIDELITY NATL FINL NEW	9,931 shares	**	176,275.00
	FIRST HORIZON NATIONAL	18,752 shares	**	197,646.00
	FIRST MIDWEST BANCORP DEL	7,829 shares	**	156,345.00
	FIRST POTOMAC RLTY TR REI	12,782 shares	**	118,873.00
	FIRSTENERGY CORP	1,900 shares	**	92,302.00
	FIRSTMERIT CORP	7,429 shares	**	152,963.00
	FLOWERS FOODS INC	29,360 shares	**	715,210.00
	FLUOR CORP	6,800 shares	**	305,117.00
	FMC TECHNOLOGIES INC	13,900 shares	**	331,237.00
	FOOT LOCKER INC	27,492 shares	**	201,791.00
	FPL GROUP INC	36,800 shares	**	1,852,144.00
	FRESH DEL MONTE PRODUCE	10,160 shares	**	227,787.00
	FUEL SYS SOLUTIONS INC	12,910 shares	**	422,932.00
	FULLER H B CO	14,220 shares	**	229,226.00
	GAMESTOP CORP CL A	26,070 shares	**	564,676.00
	GAP INC	77,000 shares	**	1,031,030.00
	GARDNER DENVER INC	7,550 shares	**	176,217.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

WaMu SAVINGS PLAN
EIN: 91-1653725
PLAN #: 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	GARTNER INC	21,170 shares	**	377,461.00
	GENERAL CABLE CORP DEL	13,800 shares	**	244,122.00
	GENERAL MILLS INC	9,500 shares	**	577,125.00
	GENOPTIX INC	35,050 shares	**	1,194,504.00
	GENWORTH FINANCIAL INC A	123,000 shares	**	348,090.00
	GENZYME CORP	12,700 shares	**	842,899.00
	GEO GROUP INC	4,740 shares	**	85,462.00
	GIBRALTAR INDUSTRIES INC	39,500 shares	**	471,630.00
	GILEAD SCIENCES INC	25,700 shares	**	1,314,298.00
	GLACIER BANCORP INC	15,820 shares	**	300,896.00
	GLAXOSMITHKLINE PLC	37,233 shares	**	702,828.00
	GOODRICH PETRO CORP	27,421 shares	**	821,259.00
	GOOGLE INC A	2,580 shares	**	793,737.00
	GRAND CANYON EDUCATION	16,175 shares	**	303,766.00
	GRANITE CONSTRUCTION INC	7,930 shares	**	348,365.00
	GREEN MTN COFFEE ROASTERS	38,510 shares	**	1,490,337.00
	GREENHILL & CO INC	11,433 shares	**	797,680.00
	GREIF INC CL A	3,770 shares	**	126,031.00
	GRIFFON CORP	71,300 shares	**	665,229.00
	GULFMARK OFFSHORE INC	11,340 shares	**	269,779.00
	GYMBOREE CORP	10,080 shares	**	262,987.00
	H LUNDBECK AS	35,262 shares	**	727,897.00
	HAEMONETICS CORP MASS	8,612 shares	**	486,578.00
	HANCOCK HOLDING CO	4,916 shares	**	223,481.00
	HANGER ORTHOPEDIC GROUP	28,700 shares	**	416,437.00
	HANNOVER RUECKVERSICHERUN	21,155 shares	**	664,788.00
	HANOVER INSURANCE GROUP	26,570 shares	**	1,141,713.00
	HEALTH CARE REIT INC	4,470 shares	**	188,634.00
	HEALTHCARE REALTY TR INC	2,821 shares	**	66,237.00
	HEICO CORP	3,300 shares	**	128,139.00
	HEIDRICK & STRUGGLES INTL	28,750 shares	**	619,275.00
	HELMERICH & PAYNE INC	11,390 shares	**	259,123.00
	HEWLETT-PACKARD CO	25,400 shares	**	921,766.00
	HITACHI CONST MACHINERY C	33,100 shares	**	378,703.00
	HMS HOLDINGS CORP	5,095 shares	**	160,594.00
	HOLOGIC INC	72,660 shares	**	949,666.00
	HOME DEPOT INC	128,200 shares	**	2,951,164.00
	HORNBECK OFFSHORE SVCS	6,406 shares	**	104,674.00
	HUNT J B TRANSPORT SVCS I	18,860 shares	**	495,452.00
	HUNTINGTON BANCSHARES INC	8,713 shares	**	66,741.00
	HURON CONSULTING GROUP	7,130 shares	**	408,335.00
	HUTCHISON WHAMPOA LTD	112,000 shares	**	565,389.00
	IBIDEN CO LTD	19,200 shares	**	384,741.00
	IDACORP INC	17,040 shares	**	501,827.00
	IDEXX LABS INC	25,050 shares	**	903,804.00
	ILLUMINA INC	81,200 shares	**	2,115,260.00
	IMMUCOR INC	14,290 shares	**	379,828.00
	INFINITY PPTY & CASUALTY	5,900 shares	**	275,707.00
	INFORMATICA CORP	27,630 shares	**	379,360.00
	INFOSYS TECH SPON ADR	21,242 shares	**	521,916.00
	ING GROEP NV CVA	27,179 shares	**	300,551.00
	INNERWORKINGS INC	93,445 shares	**	612,065.00
	INNOPHOS HOLDINGS INC	2,242 shares	**	44,414.00
	INSITUFORM TECH INC A	13,650 shares	**	268,769.00
	INTEGRA LIFESCIENCES HLDS	14,020 shares	**	498,691.00
	INTEGRAL SYSTEMS INC MD	16,750 shares	**	201,837.00
	INTEGRATED DEVICE TECH	33,151 shares	**	185,977.00
	INTERACTIVE BROKERS GROUP	18,380 shares	**	328,818.00
	INTERCONTINENTAL EXCHANGE	5,500 shares	**	453,420.00
	INTERPUBLIC GROUP OF COS	254,800 shares	**	1,009,008.00
	INTUITIVE SURGICAL INC	5,660 shares	**	718,763.00
	INVESTMENT TECH GROUP INC	9,543 shares	**	216,817.00
	IPC HOLDINGS LTD	12,150 shares	**	363,285.00
	IRON MOUNTAIN INC	67,030 shares	**	1,657,652.00
	ITC HLDGS CORP	14,200 shares	**	620,256.00
	J2 GLOBAL COMM INC	30,650 shares	**	614,226.00
	JABIL CIRCUIT INC	13,190 shares	**	89,032.00
	JFE HOLDINGS INC	23,200 shares	**	597,101.00
	JOHNSON & JOHNSON	14,500 shares	**	867,535.00
	JONES APPAREL GROUP INC	16,210 shares	**	94,991.00
*	JPMORGAN CHASE & CO	100,700 shares	**	3,175,071.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

WaMu SAVINGS PLAN

EIN: 91-1653725
PLAN #: 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JUNIPER NETWORKS INC	14,800 shares	**	259,148.00
	K12 INC	40,317 shares	**	755,944.00
	KBW INC	3,846 shares	**	88,458.00
	KDDI CORP	97 shares	**	678,920.00
	KENNAMETAL INC	21,550 shares	**	478,194.00
	KEYCORP	127,934 shares	**	1,089,998.00
	KINDRED HEALTHCARE INC	7,877 shares	**	102,559.00
	KING PHARMACEUTICALS INC	15,939 shares	**	169,272.00
	KNIGHT CAP GROUP INC CL A	10,260 shares	**	165,699.00
	KNIGHT TRANSPORTATION INC	48,520 shares	**	782,142.00
	KOHLS CORP	10,500 shares	**	380,100.00
	KRAFT FOODS INC CL A	18,300 shares	**	491,355.00
	KURARAY CO LTD	71,000 shares	**	539,983.00
	LAFARGE SA (BR)	5,532 shares	**	334,934.00
	LANDSTAR SYSTEM INC	9,645 shares	**	370,657.00
	LENNAR CORP CL A	7,735 shares	**	67,062.00
	LILLY (ELI) & CO	69,200 shares	**	2,786,684.00
	LIMITED BRANDS INC	49,000 shares	**	491,960.00
	LINCOLN ELECTRIC HLDGS	6,950 shares	**	353,964.00
	LOCKHEED MARTIN CORP	4,100 shares	**	344,728.00
	LORILLARD INC	19,625 shares	**	1,105,869.00
	LOWES COS INC	16,100 shares	**	346,472.00
	LUFKIN INDUSTRIES INC	4,860 shares	**	167,670.00
	LUFTHANSA AG (REGD)	27,178 shares	**	424,752.00
	LUMINEX CORP	5,804 shares	**	123,973.00
	MACQUARIE GROUP LTD	17,459 shares	**	357,704.00
	MAGELLAN HEALTH SERVICES INC	10,884 shares	**	426,218.00
	MANITOWOC CO INC	7,972 shares	**	69,038.00
	MANTECH INTL CORP CL A	5,400 shares	**	292,626.00
	MARKS & SPENCER GROUP PLC	96,581 shares	**	302,670.00
	MARTEK BIOSCIENCES	13,350 shares	**	404,638.00
	MARVEL ENTERTAINMENT INC	11,749 shares	**	361,282.00
	MASIMO CORP	42,015 shares	**	1,253,308.00
	MASTEC INC	4,292 shares	**	49,701.00
	MASTERCARD INC CL A	4,190 shares	**	598,877.00
	MEDASSETS INC	34,705 shares	**	506,693.00
	MEDCO HEALTH SOLUTIONS	37,600 shares	**	1,575,816.00
	MEDIASET SPA	99,102 shares	**	560,910.00
	MERCK & CO INC	75,200 shares	**	2,286,080.00
	MERIT MEDICAL SYSTEMS INC	18,290 shares	**	327,940.00
	METLIFE INC	39,209 shares	**	1,366,826.00
	METTLER-TOLEDO INTL INC	2,330 shares	**	157,042.00
	MFA FINANCIAL INC	26,238 shares	**	154,542.00
	MICHAEL PAGE INTL PLC	129,166 shares	**	404,786.00
	MICROSOFT CORP	243,100 shares	**	4,725,864.00
	MINDRAY MED INTL SPON ADR	10,260 shares	**	184,680.00
	MITSUBISHI CORP	43,500 shares	**	593,585.00
	MITSUBISHI GAS CHEMICAL C	170,000 shares	**	678,314.00
	MKS INSTRUMENTS INC	4,132 shares	**	61,112.00
	MONOLITHIC POWER SYS INC	13,300 shares	**	167,713.00
	MONSANTO CO NEW	12,500 shares	**	879,375.00
	MORNINGSTAR INC	16,130 shares	**	572,615.00
	MUELLER WTR PROD INC CL B	8,980 shares	**	75,791.00
	MYERS INDUSTRIES	17,350 shares	**	138,800.00
	MYR GROUP INC/DELAWARE	2,067 shares	**	20,670.00
	MYRIAD GENETICS INC	11,770 shares	**	779,880.00
	NATIONAL CITY CORP	449,100 shares	**	812,871.00
	NATIONAL EXPRESS GROUP PL	53,082 shares	**	383,246.00
	NATIONAL RETAIL PROPERTIE	6,777 shares	**	116,497.00
	NETAPP INC	46,380 shares	**	647,929.00
	NETEASE.COM INC SPONS ADR	25,100 shares	**	554,710.00
	NETEZZA CORP	51,510 shares	**	342,026.00
	NETLOGIC MICROSYSTEMS INC	19,213 shares	**	422,878.00
	NEUTRAL TANDEM INC	54,550 shares	**	884,801.00
	NEW JERSEY RESOURCES CORP	3,765 shares	**	148,153.00
	NICE SYSTEMS LTD SPON ADR	9,650 shares	**	216,836.00
	NINTENDO CO LTD	2,121 shares	**	810,222.00
	NIPPON TELEGRAPH & TELEPH	140 shares	**	785,012.00
	NITTO DENKO CORP	21,700 shares	**	408,048.00
	NOKIA CORP SPON ADR	37,500 shares	**	585,000.00
	NORDEA BANK AB	58,000 shares	**	405,284.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	NORSK HYDRO AS ORD	35,496 shares	**	141,852.00
	NORTHEAST UTILITIES	8,923 shares	**	214,687.00
	NORTHROP GRUMMAN CORP	46,700 shares	**	2,103,368.00
	NORTHWEST BANCORP INC	320 shares	**	6,842.00
	NORTHWEST NATURAL GAS CO	5,418 shares	**	239,638.00
	NOVELL INC	12,552 shares	**	48,827.00
	NRG ENERGY INC	20,600 shares	**	480,598.00
	NTELOS HOLDINGS CORP	11,990 shares	**	295,673.00
	NUANCE COMMUNICATIONS INC	199,858 shares	**	2,070,529.00
	NUVASIVE INC	53,530 shares	**	1,854,815.00
	OLD DOMINION FREIGHT LINE	26,744 shares	**	761,134.00
	OLIN CORP	27,473 shares	**	496,712.00
	ON SEMICONDUCTOR CORP	41,010 shares	**	139,434.00
	OPEN TEXT CORP (USD)	1,658 shares	**	49,956.00
	ORACLE CORP	166,700 shares	**	2,955,591.00
	ORBITAL SCIENCES CORP	27,462 shares	**	536,333.00
	O'REILLY AUTOMOTIVE INC	32,500 shares	**	999,050.00
	OUTOKUMPU OY CL A	12,732 shares	**	147,236.00
	OWENS AND MINOR INC	16,730 shares	**	629,884.00
	PACCAR INC	55,300 shares	**	1,581,580.00
	PACKAGING CORP OF AMERICA	17,600 shares	**	236,896.00
	PACTIV CORP	7,654 shares	**	190,432.00
	PACWEST BANCORP	3,551 shares	**	95,522.00
	PALL CORP	11,440 shares	**	325,239.00
	PARAMETRIC TECH CORP	39,147 shares	**	495,210.00
	PENN NATIONAL GAMING	10,870 shares	**	232,401.00
	PENN VIRGINIA CORP.	26,873 shares	**	698,161.00
	PENNEY (J.C.) CO INC	75,900 shares	**	1,495,230.00
	PENSON WORLDWIDE INC	10,910 shares	**	83,134.00
	PEOPLES UNITED FIN INC	38,400 shares	**	684,672.00
	PERKINELMER INC	7,510 shares	**	104,464.00
	PEROT SYSTEMS CORP CL A	28,390 shares	**	388,091.00
	PERRIGO CO	25,649 shares	**	828,719.00
	PERSIMMON PLC ORD	88,275 shares	**	295,963.00
	PETROBRAS SA SPONS ADR	22,878 shares	**	560,282.00
	PETROFAC LTD	41,733 shares	**	210,717.00
	PETROHAWK ENERGY CORP	27,630 shares	**	431,857.00
	PETROQUEST ENERGY INC	25,500 shares	**	172,380.00
	PFIZER INC	76,200 shares	**	1,349,502.00
	PHARMACEUTICAL PRODUCT DE	35,950 shares	**	1,042,909.00
	PHASE FORWARD INC	109,560 shares	**	1,371,691.00
	PHILIP MORRIS INTL INC	114,000 shares	**	4,960,140.00
	PHILLIPS-VAN HEUSEN CORP	3,872 shares	**	77,943.00
	PLATINUM UNDERWRITERS HLD	11,230 shares	**	405,178.00
	PLEXUS CORP	12,138 shares	**	205,739.00
	PORTLAND GEN ELECTRIC CO	9,847 shares	**	191,721.00
	PRECISION CASTPARTS CORP	6,600 shares	**	392,568.00
	PRICELINE.COM INC	9,100 shares	**	670,215.00
	PROCTER & GAMBLE CO	8,600 shares	**	531,652.00
	PRUDENTIAL FINANCIAL INC	10,500 shares	**	317,730.00
	PRUDENTIAL PLC	138,245 shares	**	840,251.00
	PSS WORLD MEDICAL INC	39,050 shares	**	734,921.00
	PSYCHIATRIC SOLUTIONS INC	23,970 shares	**	667,565.00
	PUBLIC POWER OF GREECE	36,570 shares	**	589,411.00
	QIAGEN NV (USA)	40,410 shares	**	709,600.00
	QUALCOMM INC	37,100 shares	**	1,329,293.00
	QUANTA SVCS INC	16,900 shares	**	334,620.00
	QUESTCOR PHARMACEUTICALS	28,030 shares	**	260,959.00
	RALCORP HOLDINGS	5,939 shares	**	346,838.00
	RAYMOND JAMES FIN INC.	4,360 shares	**	74,686.00
	REALTY INCOME CORP REIT	12,849 shares	**	297,454.00
	REED ELSEVIER NV	33,609 shares	**	395,235.00
	REGAL-BELOIT CORP	1,280 shares	**	48,627.00
	REINSURANCE GROUP OF AMER	15,300 shares	**	655,146.00
	RELIANCE STEEL & ALUMINUM	10,700 shares	**	213,358.00
	RELIANT ENERGY INC	40,400 shares	**	233,512.00
	RESMED INC	39,280 shares	**	1,472,215.00
	REX ENERGY CORP	12,046 shares	**	35,415.00
	REXAM PLC	75,444 shares	**	386,435.00
	RICOH CO LTD	49,000 shares	**	607,065.00
	RITCHIE BROS AUCTIONEERS	23,400 shares	**	501,228.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

WaMu SAVINGS PLAN

EIN: 91-1653725
PLAN #: 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	ROBBINS & MYERS INC	18,940 shares	**	306,260.00
	ROCKWELL COLLINS INC	39,860 shares	**	1,558,127.00
	ROCKWOOD HOLDINGS INC	20,000 shares	**	216,000.00
	ROHM & HAAS CO	33,600 shares	**	2,076,144.00
	ROLLS-ROYCE GROUP PLC	155,322 shares	**	760,449.00
	ROPER INDUSTRIES INC	11,190 shares	**	485,758.00
	ROYAL BANK OF SCOTLAND GR	255,856 shares	**	184,445.00
	ROYAL DUTCH SHELL PL CL B	87,400 shares	**	4,494,982.00
	ROYAL GOLD INC	6,239 shares	**	307,021.00
	RWE AG	8,255 shares	**	734,419.00
	RYDER SYSTEM INC	3,524 shares	**	136,661.00
	RYLAND GROUP INC	4,197 shares	**	74,161.00
	SAFEWAY INC NEW	110,000 shares	**	2,614,700.00
	SALESFORCE.COM INC	16,470 shares	**	527,205.00
	SANOFI-AVENTIS	12,136 shares	**	779,944.00
	SAUER DANFOSS INC (NY)	38,600 shares	**	337,750.00
	SBA COMM CORP CL A	42,500 shares	**	693,600.00
	SCHERING PLOUGH CORP	186,200 shares	**	3,170,986.00
	SCHWAB CHARLES CORP	42,500 shares	**	687,225.00
	SCOTTS MIRACLE GRO C CL A	8,800 shares	**	261,536.00
	SEMBCORP IND LTD	258,000 shares	**	417,843.00
	SEPRACOR INC	42,500 shares	**	466,650.00
	SHIN-ETSU CHEMICAL CO LTD	14,100 shares	**	632,538.00
	SIGNET JEWELERS LTD (UK)	22,666 shares	**	191,844.00
	SILICON LABORATORIES INC	53,540 shares	**	1,326,721.00
	SIMPSON MANUFACTURING CO	11,040 shares	**	306,470.00
	SKILLSOFT PLC SPON ADR	99,920 shares	**	713,429.00
	SMITH (AO) CORP	2,310 shares	**	68,191.00
	SMITH INTERNATIONAL INC	22,310 shares	**	510,676.00
	SMITHFIELD FOODS INC	28,400 shares	**	399,588.00
	SOLERA HOLDINGS INC	53,530 shares	**	1,290,073.00
	SONOCO PRODUCTS CO	4,903 shares	**	113,553.00
	SOUTH FINANCIAL GROUP INC	10,697 shares	**	46,211.00
	SOUTHWESTERN ENERGY CO	23,860 shares	**	691,224.00
	SPX CORP	10,700 shares	**	433,885.00
	ST GOBAIN CIE DE	14,687 shares	**	689,121.00
	ST JUDE MEDICAL INC	18,500 shares	**	609,760.00
	ST MARY LAND & EXPLORATIO	21,800 shares	**	442,758.00
	STANCORP FINL GROUP INC	11,900 shares	**	497,063.00
	STANDARD PACIFIC CORP	31,540 shares	**	56,141.00
	STARENT NETWORKS CORP	34,770 shares	**	414,806.00
	STATOIL HYDRO ASA	27,021 shares	**	442,423.00
	STEEL DYNAMICS INC	10,200 shares	**	114,036.00
	STERICYCLE INC	21,710 shares	**	1,130,657.00
	STERIS CORPORATION	12,040 shares	**	287,636.00
	STEVEN MADDEN LTD	8,100 shares	**	172,692.00
	STRAYER EDUCATION INC	10,125 shares	**	2,170,902.00
	SUNCORP METWAY LTD	78,506 shares	**	468,968.00
	SUNSTONE HOTEL INVS INC	8,112 shares	**	50,214.00
	SURMODICS INC	26,730 shares	**	675,467.00
	SVB FINL GROUP	4,550 shares	**	119,346.00
	SWISS REINSURANCE (REG)	14,696 shares	**	692,922.00
	SYBASE INC	38,438 shares	**	952,110.00
	SYKES ENTERPRISES INC	17,210 shares	**	329,055.00
	SYNAPTICS INC	6,082 shares	**	100,718.00
	SYNIVERSE HOLDINGS INC	32,790 shares	**	391,513.00
	SYNNEX CORP	4,830 shares	**	54,724.00
	T 3 ENERGY SERVICES INC	4,873 shares	**	46,001.00
	TALISMAN ENERGY (CANA)	42,059 shares	**	421,039.00
	TARGET CORP	9,400 shares	**	324,582.00
	TEKELEC	31,230 shares	**	416,608.00
	TELEDYNE TECHNOLOGIES INC	8,580 shares	**	382,239.00
	TELEFONICA SA	31,104 shares	**	705,404.00
	TELENOR AS	25,113 shares	**	167,144.00
	TEMPLE-INLAND INC	52,600 shares	**	252,480.00
	TETRA TECH INC	14,470 shares	**	349,450.00
	TEVA PHARMACEUTICAL IND A	17,700 shares	**	753,489.00
	TEXAS INSTRUMENTS INC	75,100 shares	**	1,165,552.00
	TEXAS ROADHOUSE INC CL A	10,450 shares	**	80,987.00
	THERMO FISHER SCIENTIFIC	22,100 shares	**	752,947.00
	THINKORSWIM GROUP INC	38,200 shares	**	214,684.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

WaMu SAVINGS PLAN

EIN: 91-1653725
PLAN #: 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	THORATEC CORP	51,395 shares	**	1,669,824.00
	TITAN INTERNATIONAL INC	77,670 shares	**	640,777.00
	TNT NV	29,961 shares	**	575,788.00
	TOTAL SA (FRAN)	13,557 shares	**	748,892.00
	TOWER GROUP INC	30,300 shares	**	854,763.00
	TRACTOR SUPPLY CO.	12,870 shares	**	465,122.00
	TRAVELERS COMPANIES INC	29,500 shares	**	1,333,400.00
	TRAVIS PERKINS PLC	44,372 shares	**	220,157.00
	TREEHOUSE FOODS INC	22,950 shares	**	625,158.00
	TRIUMPH GROUP INC	5,780 shares	**	245,419.00
	TRUSTMARK CORP	2,252 shares	**	48,621.00
	TUPPERWARE BRANDS CORP	11,720 shares	**	266,044.00
	TYCO ELECTRONIC	144,500 shares	**	2,342,345.00
	TYCO INTL LTD	122,800 shares	**	2,652,480.00
	UGI CORP NEW	9,062 shares	**	221,294.00
	ULTIMATE SOFTWARE GROUP	42,830 shares	**	625,318.00
	ULTRA PETROLEUM CORP	12,440 shares	**	429,304.00
	UMB FINANCIAL CORP	7,850 shares	**	385,749.00
	UNDER ARMOUR INC CL A	21,010 shares	**	500,878.00
	UNICREDIT SPA	226,432 shares	**	551,850.00
	UNILEVER PLC SPONS ADR	21,700 shares	**	499,534.00
	UNION PACIFIC CORP	18,600 shares	**	889,080.00
	UNITED INTERNET AG (REG)	10,634 shares	**	93,419.00
	UNITED ONLINE INC	166,800 shares	**	1,012,476.00
	UNITED TECHNOLOGIES CORP	15,500 shares	**	830,800.00
	UNIVERSAL HEALTH SVC CL B	4,263 shares	**	160,161.00
	UNUM GROUP	41,000 shares	**	762,600.00
	URBAN OUTFITTERS	44,435 shares	**	665,636.00
	VALEO SA	28,277 shares	**	419,219.00
	VALMONT INDUSTRIES INC	4,760 shares	**	292,073.00
	VECTREN CORP	9,445 shares	**	236,219.00
	VISA INC CL A	18,800 shares	**	986,060.00
	VISTAPRINT LIMITED	35,290 shares	**	656,747.00
	VOCUS INC	59,826 shares	**	1,089,431.00
	VODAFONE GROUP PLC	358,028 shares	**	744,104.00
	VOLCANO CORP	13,699 shares	**	205,485.00
	WABTEC	6,760 shares	**	268,710.00
	WACHOVIA CORP	418,500 shares	**	2,318,490.00
	WAL MART STORES INC	40,300 shares	**	2,259,217.00
	WARNACO GROUP INC	8,960 shares	**	175,885.00
	WASHINGTON FEDERAL INC	7,762 shares	**	116,120.00
	WATSON PHARMACEUTICALS	7,016 shares	**	186,415.00
*	WATSON WYATT WORLDWD CL A	7,930 shares	**	379,212.00
	WAUSAU PAPER CORP	63,400 shares	**	722,126.00
	WEBSENSE INC	25,190 shares	**	377,094.00
	WESCO INTERNATIONAL INC	15,300 shares	**	294,219.00
	WHITING PETROLEUM CORP	1,695 shares	**	56,715.00
	WILLBROS GROUP INC	4,661 shares	**	39,479.00
	WIND RIVER SYSTEMS INC	36,970 shares	**	333,839.00
	WISCONSIN ENERGY CORP	10,390 shares	**	436,172.00
	WMS INDUSTRIES INC	20,766 shares	**	558,605.00
	WOLVERINE WORLD WIDE INC	17,230 shares	**	361,486.00
	WOODWARD GOVERNOR CO	11,170 shares	**	257,133.00
	WORLD ACCEPTANCE CORP	18,739 shares	**	370,283.00
	WORLD FUEL SERVICES CORP	8,030 shares	**	297,110.00
	WRIGHT MED GROUP INC	26,124 shares	**	533,713.00
	XL CAPITAL LTD CL A	168,800 shares	**	624,560.00
	ZIONS BANCORP	10,114 shares	**	247,894.00
	ZURICH FIN SVCS AG	2,915 shares	**	620,271.00
*	WASHINGTON MUTUAL, INC.	8,762,990 shares	**	188,404.00
*	WM DIME WARRANTS	157,806 warrants	**	3,156.00
	REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)			
	WESTERN ASSET CORE PLUS BOND FUND	458,217.08 shares	**	3,977,324.00
	COMMON COLLECTIVE TRUST FUNDS			
*	BGI LIFEPATH INDEX RETIREMENT	200,286.21 units	**	1,706,439.00
*	BGI LIFEPATH INDEX 2010	1,273,678.48 units	**	10,597,005.00
*	BGI LIFEPATH INDEX 2015	2,537,815.77 units	**	19,871,097.00
*	BGI LIFEPATH INDEX 2020	3,850,810.06 units	**	28,765,551.00
*	BGI LIFEPATH INDEX 2025	4,365,277.35 units	**	31,211,733.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

WaMu SAVINGS PLAN

EIN: 91-1653725
PLAN #: 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	BGI LIFEPATH INDEX 2030	5,075,964.87 units	**	34,973,398.00
*	BGI LIFEPATH INDEX 2035	4,066,561.10 units	**	27,001,966.00
*	BGI LIFEPATH INDEX 2040	3,531,597.62 units	**	22,672,857.00
*	BGI LIFEPATH INDEX 2045	2,339,438.98 units	**	14,598,099.00
*	BGI LIFEPATH INDEX 2050	1,548,775.54 units	**	9,463,019.00
*	FIDELITY MIP II	286,421,471.30 units	**	275,251,658.00
*	BGI S&P 500 INDEX FUND	4,080,895.98 units	**	119,611,061.00
	STATE STREET BANK GOVT STIF	9,478,863 units	**	9,478,863.00
*	BGI RUSSELL 2000 GROWTH FUND	2,116,734.59 units	**	12,171,224.00
*	BGI RUSSELL 2000 VALUE FUND	198,983.67 units	**	3,378,743.00
*	BGI EAFE INTERNATIONAL EQUITY FUND	457,865.72 units	**	4,646,031.00
*	BGI RUSSELL 1000 GROWTH FUND	453,395.68 units	**	3,581,826.00
*	BGI RUSSELL 1000 VALUE FUND	693,779.52 units	**	7,458,130.00
	INDIVIDUAL DIRECT FUND			
*	BROKERAGELINK	Self-Directed Brokerage Accounts	**	140,150,938.00
	LOANS TO PLAN PARTICPANTS			
*	PARTICIPANT LOANS	Interest rates 5% to 11%	-0-	32,455,066.00
	CASH AND CASH EQUILVALENTS			
*	BGI MONEY MARKET	Money Market	608,390.00	608,390.00
*	FIDELITY CASH RESERVE	Money Market	**	7,036.00
*	FIDELITY MONEY MARKET	Money Market	**	1,444,572.00
	CASH	Cash		221,317.00
	TOTAL ASSETS HELD AT END OF YEAR			$ 1,141,510,163.00

* A party-in-interest as defined by ERISA
** Information not required as investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

By: Plan Administration Committee

Date: June 29, 2009



Jonathan Goulding, Treasurer
Washington Mutual, Inc.

INDEX OF EXHIBIT

Exhibit

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-150507 of Washington Mutual, Inc on Form S-8 of our report dated June 29, 2009, appearing in this Annual Report on Form 11-K of Washington Mutual, Inc. WaMu Savings Plan as of and for the year ended December 31, 2008.

Moss Adams LLP

Everett, Washington
June 29, 2009